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                                                                   EXHIBIT 99.09
                                      WIPRO
                                    BLOOMBERG
                                 APRIL 17, 2003

Male correspondent: Hello, is it Mr. Paul?

Vivek: Yes it is.

Male correspondent: Oh hi, hello. Let me just put you through .. you declared your results today right.

Vivek: Sure.

Male correspondent: Okay, hold a second.

Lady participant: Alright, thanks very much. Wipro, India's second largest software services company declared its annual results today, with a dip in net profit by about 5%. Tell us are you disappointed by these numbers?

Vivek: Well clearly I think that this is what was lined with the internal expectations. We are not happy to see earnings decline, but as you pointed out, the chief factors contributing to that have been the adverse exchange rate combined with a one time hit on acquisition cost as well as write offs we had to take in our GE joint venture, Wipro-GE Medical Systems.

Lady participant: Going ahead, what are you seeing for the next business year?

Vivek: We give outlooks quarter by quarter and we continue to drive growth for the next quarter. If you look at our overall growth profile, we had the last quarter revenue growth of about 28%, what we are finding is that in a difficult global economic environment we continue to see making good progress on the revenue line in terms of gaining share and being able to bring more of the offshore development services to more customers; however, in the face of the economic decline, pricing pressures, and of course this rise in rupee continue to create pressure on the margins.

Lady participant: what are the reasons for this decline, do you see any indications as far as technology budgets go, are they expanding?

Vivek: I think that from our perspective, the way we view the technology budgets, they are expanding, virtually every CIO who we speak with continues to want to do more development in global delivery models, which benefit us. So, I think that the technology spending budgets from our view point are continuing to be strong, however, because many of these are spending patterns are coming

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specifically for the purpose of cost reduction, the pressure on pricing continues to be strong.

Lady participant: The pressure of pricing there you said that you are expecting $172 million in the next quarter, the pressure on pricing that you have mentioned ...one way to beat it is cut the prices with locally developed software by companies like Wipro, do you see this happening?

Vivek: Well, I think that as I mentioned earlier, the volume increases are substantial. In the last year in terms of billed man months, we had the highest growth ever, ever, so what that means is that for us the last year was the biggest boom year despite a global downturn. So, I think that as I mentioned earlier, in this environment we continue to see a rising growing interest in getting software developed by companies like Wipro.

Lady participant: Thank you for your time.

Vivek: My pleasure.